モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

SAN FRANCISCO
LOS ANGELES
DENVER
PALO ALTO
WALN
SACRA
CENTU
ORANC
SAN DI

NEW YORK
WASHINGTON, D.C.
NORTHERN VIRGINIA
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BRUSSELS
BEIJING
HONG KONG
SINGAPORE
TOKYO



June 5, 2003

Writer's Direct Dial Number
+81 3-3214-6712

By Messenger

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Press Release dated May 23, 2003 regarding Proposed Change in Senior Management (the "Press Release"). The Press Release is an English translation of a press release that the Company filed with the Tokyo Stock Exchange on May 23, 2003 regarding a proposed change in senior management of the Company.

Notice of Convocation of the 14th Annual Meeting of Shareholders (the "Notice"). The Company distributed the Notice to its shareholders on June 5, 2003.

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-110010

dlo 6/9

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6712, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,



Douglas Perkins

Enclosure

cc: Ms. Shimazu
Mr. Kitazume
Chuck Comey
Mitsutoshi Uchida

(TRANSLATION)

May 23, 2003

To Whom It May Concern

03 JUN -6 AM 7:21

Company Name: Fujitsu Support and Service Inc.
Representative: Tatsuhiko Ohtaki, President
(Stock Registration Number: 4706
Stock Listing: Tokyo Stock Exchange,
First Section)
Contact:
Kazuyuki Nishikawa
Member of the Board,
General Manager of Corporate Planning Office
(Telephone: 03-5471-4700)

Notification of Proposed Change in Senior Management

We are pleased to announce that the following nominee for new Corporate Auditor, which will be on the agenda for the 15th Annual Meeting of Shareholders to be held on June 27, 2003, has been resolved at the meeting of the Board of Directors held today.

1. Nominee for New Corporate Auditor

Outside Corporate Auditor (part-time) Kuniaki Suzuki
(Corporate Executive Vice President,
Group President, Sales Group, Fujitsu Limited)

[Personal History] Date of Birth: Aug. 28, 1945

Education: Bachelor of Arts in Law, University of Tokyo (June, 1969)

Professional Experience:

July 1969	Joined Fujitsu Limited
Dec. 1996	Group Senior Vice President, Marketing Group, Fujitsu Limited
Jun. 1997	Group President, Marketing Group, Fujitsu Limited
Aug. 1997	Group President, Western-Japan Regional Sales Group, Fujitsu Limited
Apr. 2000	Group President, Marketing Group, Fujitsu Limited
Jun. 2000	Member of the Board, Fujitsu Limited
Jun. 2002	Corporate Senior Vice President, Fujitsu Limited
Apr. 2003	Corporate Executive Vice President, Fujitsu Limited
Apr. 2003	Corporate Executive Senior Vice President, Fujitsu Limited (to present)

2.Retiring Corporate Auditor

Outside Corporate Auditor (part-time) Yoshihisa Nagano
(Corporate Vice President,
Group President, Marketing Group, Fujitsu Limited)

June 5, 2003

Dear Shareholders:

Fujitsu Support and Service Inc.
26-1, Minami-Oi 6-chome
Shinagawa-ku, Tokyo

President
Tatsuhiko Ohtaki

English Translation of Notice of Convocation of the 15th Ordinary General Meeting of Shareholders

We have enclosed an English translation of the Notice of Convocation of the 15th Ordinary General Meeting of Shareholders. Please refer to this English translation in exercising your vote.

The original Notice of Convocation of the 15th Ordinary General Meeting of Shareholders is in Japanese and we have sent the Japanese version to you also on June 5, 2003.

Please note that we have prepared the English translation for our shareholders' convenience only, and we make no warranty as to the accuracy of the English translation.

Sincerely yours

Enclosure: English translation of the Notice of Convocation of the 15th Ordinary General Meeting of Shareholders

(Translation for reference only)

June 5, 2003

Dear Shareholders:

Fujitsu Support and Service Inc.
26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo, Japan

President
Tatsuhiko Ohtaki

Notice of Convocation of the 15th Ordinary General Meeting of Shareholders

We encourage you to attend the 15th Ordinary General Meeting of Shareholders of Fujitsu Support and Service Inc. (the "Company") which will be held as described below.

If you are unable to attend the meeting, you are able to exercise your voting rights in either of the following ways:

- **Voting through Mail**

Please review the attached Reference Materials, indicate your approval or disapproval of the agenda on the voting form enclosed, affix your seal and return the form to us.

- **Voting through the Internet**

Please access from your personal computer the site for voting (http://www.koushi.ufjtrustbank.co.jp/) by using the voting code and either the temporary password shown on the enclosed voting form or your registered password, and cast your vote following the instructions shown on the screen after considering the Reference Materials enclosed herewith or listed on the Internet. Please also refer to page 7.

Best Regards.

(Translation for reference only)

Description

1. **Date** 10:00 AM, Friday, June 27, 2003

2. **Location** Training Room, 23rd floor, Shin-Kawasaki Mitsui Building WEST TOWER, 890-12, Kashimada, Saiwai-ku, Kawasaki City, Kanagawa Prefecture, Japan.

3. **Agenda**

Matters to Report **Report on the Business Report, the Balance Sheet and the Statement of Income for the 15th Business Term (from April 1, 2002 to March 31, 2003)**

Matters to Be Resolved

First Item: **Appropriation of Retained Earnings of the 15th Business Term**

Second Item: **Amendment of a part of the Articles of Incorporation**
The proposals are set forth in the "Reference Materials for Voting" (on pages 3 to 4), attached hereto.

Third Item: **Election of one Corporate Auditor**

Fourth Item: **Payment of retirement allowance to retiring Member of the Board**

(The reports are attached as Exhibit A, and the proposals are contained in the following pages.)

---

*1 When you attend the meeting on June 27, please submit the enclosed voting form at the reception.

*2 This English version of the Notice of Convocation and Reference Materials are based on an original Japanese version. Note that pagination of the English version differs slightly from the Japanese version.

*3 Please note that the English version of this Notice of Convocation and attachment have been prepared for our shareholders' convenience only, and we make no warranty as to the accuracy of the English version.

(Translation for reference only)

Reference Materials for Voting

1. Number of Voting Rights of All Shareholders: 570,131

2. Items of Business and Reference Materials

First Item of Business: Appropriation of Retained Earnings for the 15th Business Term

The Company's basic policy on disposition of profits is to make a stable redistribution of earnings as a priority item, while strengthening its competitiveness and operational base at the same time in preparation for future expansion of its business - as set forth on page 19 of the "Business Report," attached hereto as Exhibit A.

As for the dividend for the term, the Company proposes to pay an ordinary dividend of five (5) yen per share. By combining this with the interim dividend of five (5) yen paid on December 2, 2002, the total dividend for this term will be ten (10) yen per share.

Second Item of Business: Amendment of a part of the Articles of Incorporation

1. Reasons for Amendment

(1) "The Law to Amend a part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations" (Law No.149, 2001) became effective on May 1, 2002, and the term of office of Corporate Auditors was extended from three (3) years to four (4) years. Accordingly, the proposed amendment to the Articles of Incorporation would make a corresponding change in Article 27 (Term of Office).

(2) "The Law to Amend a Part of the Commercial Code, Etc." (Law No. 44, 2002) became effective on April 1, 2003, the system of lapse of share certificates was newly established. Accordingly, the proposed amendment to the Articles of Incorporation would make a corresponding change in Article 10 (Transfer Agent). In addition, reducing the quorum for a special resolution at the general meetings of shareholders by the Articles of Incorporation became possible. Accordingly, the proposed amendment to the Articles of Incorporation would make a corresponding change in Article 15 (Method of Resolution).

2. Proposed Amendment

The Articles of Incorporation are proposed to be amended as follows:

(The underlined portions indicate the amended parts.)

Current Articles of Incorporation	Proposed Draft
Article 10. (Transfer Agent) 1. The Company shall have a transfer agent for its shares. 2. The transfer agent of the Company and its place of bushiness shall be designated by resolution of the Board of Directors. 3. The shareholders' register and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders, preparation of beneficial shareholders' register, purchase of shares constituting less than one unit of shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.	Article 10. (Transfer Agent) 1. (No changes.) 2. (No changes.) 3. The shareholders' register, the beneficial shareholders' register and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, acceptance of notifications of beneficial shareholders, preparation of beneficial shareholders' register, registration of lost share certificates, purchase of shares constituting less than one unit of shares and any other matters relating to shares shall be handled by the transfer agent, and not by the Company.
Article 15. (Method of Resolution) Resolutions at a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in laws and regulations or in these Articles of Incorporation. (New Provision)	Article 15. (Method of Resolution) 1. (No changes.) 2. Resolutions at a general meeting of shareholders set forth in the Commercial Code in Article 343 shall be required to be passed by two-thirds (2/3) or more vote of the shareholders present who shall represent one-third (1/3) or more of the total number of voting rights of all shareholders.
Article 27. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after their assumption of office. 2. The term of office of a Corporate Auditor elected to fill a vacancy caused by a Corporate Auditor who has resigned before expiration of his term of office shall terminate upon expiry of the term of office of the resigned Corporate Auditor.	Article 27. (Term of Office) 1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office. 2. (No changes.)

Third Item of Business: Election of one Corporate Auditor

Because the Corporate Auditor, Yoshihisa Nagano will resign at the close of the upcoming Ordinary General Meeting of Shareholders, it has been proposed that one new Corporate Auditor be elected to fill the vacant position. This proposal has been consented to by the Board of Corporate Auditors.

The candidate for appointment as Corporate Auditor is as follows:

Name (Date of Birth)	Professional Experience	Number of Shares of the Company Held
Kuniaki Suzuki (August 28, 1945)	July 1969 join Fujitsu Limited Aug. 1997 Group President, Western-Japan Regional Sales Group, Fujitsu Limited Apr. 2000 Group President, Marketing Group, Fujitsu Limited June 2000 Member of the Board, Fujitsu Limited June 2002 Corporate Senior Vice President, Fujitsu Limited Apr. 2003 Corporate Executive Vice President, Fujitsu Limited (to present)	0

Note. Kuniaki Suzuki would meet (as an incumbent and continuing Corporate Auditor, Kazuhiko Kato, has met) the requirements for outside corporate auditor in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations."

Fourth Item of Business: Payment of retirement allowances to retiring Member of the Board

Akira Kuwahara will be retiring from the office of Member of the Board, at the close of the upcoming Ordinary General Meeting of Shareholders. As a reward for his services during the term of his office, it is proposed to pay him retirement allowances, within the limits of reasonable amounts, in accordance with the regulations set by the Company.

The matters concerning the actual amounts, timing and method of payment with regard to the retiring Member of the Board will be entrusted to the Board of Directors.

Brief history of services of the retiring Member of the Board who is to receive the allowances is as follows:

Name	History of Service	
Akira Kuwahara	June 1994	President and CEO, Fujitsu Support and Service Inc.
	June 2001	Chairman and CEO, Fujitsu Support and Service Inc. (to present)

(Translation for reference only)

Procedures for Voting through the Internet

Please keep in mind the following, when you are going to vote through the Internet.

Internet Voting

1. Voting through the Internet can only be made through our designated voting site:

   http://www.koushi.ufjtrustbank.co.jp/

   (If you are going to vote through the Internet, you will need to input the voting code and either the temporary password shown on the enclosed voting form or your registered password.)

   We will notify you of a new "voting code" for each General Meeting of Shareholders. Your password will continue to be valid once it is registered. Please be careful in handling your password.

   The voting site is not accessible through the mobile-phone Internet.

   The voting site may not be accessible by certain computers with restricted access to the Internet, such as through certain fire-walls.

2. Voting through the Internet will be accepted until 24:00 on Thursday, June 26, 2003. However, please vote as early as possible.

   For questions by telephone, please contact, between 9:00 and 21:00, the Internet Voting Help Desk of UFJ Trust Bank, Transfer Agent Department, as Transfer Agent, at 0120-663-166.

   Please note that this telephone number is not for questions relating to share administrative matters.

3. If you vote both through mail and the Internet, the vote you cast through the Internet will be counted as your vote.

4. If you vote through the Internet more than once, your last vote will be counted as your vote.

5. Please make an application through the voting site, when you want to receive "Notice of Convocation of the General Meeting of Shareholders" by e-mail from the next General Meeting of Shareholders.

EXHIBIT A

Business Report*
(commenced April 1, 2002, ended March 31, 2003)

1. Overview

(1) Overview of Business Results

During the fiscal year ended March 31, 2003, Japan's economy continued to stagnate, as highlighted by continuing deflation, falling share prices, and lower capital spending in the private sector.

In the information technology services industry, the progress of the government's e-Japan Strategy[1] bolstered demand, and the spread of broadband networks expanded business opportunities. Despite such developments, a severe economic climate caused companies to curtail IT investments, and competition increased further.

Under such an environment, the Company endeavored to gain customer confidence and worked hard at providing optimum solutions and the stable operation of computer systems through its strengths in one-stop solutions, multivendor capabilities, and 24 hours a day, 365 days a year (24/7) full support structure.

We also began "Fsas-Qfinity"[2] activities with the two objectives of (1) thorough implementation of a customer-first policy and (2) the further enhancement of our technical capabilities.

In Information Technology Services, enterprise services were affected by a number of customers postponing plans, but government services grew strongly thanks to an enlarged market attributable to the progress of the e-Japan Strategy and to the strengthening of our sales structure. There also was growth in our **Operations Solution,** in which we help reduce customer overhead and provide operations management, support, and outsourcing services related to computer systems.

---

1 e-Japan Strategy: This refers to a national strategy established by the national government's Strategic Headquarters for the Promotion of an Advanced Information and Telecommunications Network Society in January 2001. It consists of several priority measures aimed at achieving the goal of Japan becoming the world's leading nation in information technology within five years: (a) formation of the world's most advanced information and telecommunications networks; (b) promotion of education/learning and human resources development; (c) facilitation of electronic commerce; (d) digitization of the administration and utilization of IT in other public areas; and (e) ensuring the security and reliability over advanced information and telecommunications networks

2 "Fsas-Qfinity": This is used to describe our company-wide activities focused on an unending pursuit of quality, as suggested by its combination of the words "quality" and "infinity".

*1 This English version of the Business Report, Non-Consolidated Balance Sheet, Non-Consolidated Statement of Income, Non-Consolidated Proposal for Appropriation of Retained Earning, Report of Independent Auditors and Report of the Board of Corporate Auditors is based on an original Japanese version. *The paging of the English version differs slightly from the Japanese version.*

*2 Please note that the English version of the Business Report, Non-Consolidated Balance Sheet, Non-Consolidated Statement of Income, Non-Consolidated Proposal for Appropriation of Retained Earning, Report of Independent Auditors and Report of the Board of Corporate Auditors has been prepared for our shareholders' convenience only, and we make no warranty as to the accuracy of the English version.

In Technical Support Services, to build a strong relationship of trust with customers, we continued to improve our support structure and sought to enhance the quality and efficiency of support services such as by augmenting our software support capabilities.

As a result of these efforts, the Company's performance for the period under review resulted in order volumes of ¥215,645 million, up 4.0% from the previous fiscal year, and in net sales of ¥207,579 million, down 0.9% from the previous fiscal year. As for profit and loss, efforts to increase efficiency and reduce costs resulted in operating income of ¥9,958 million, up 0.6% from the previous fiscal year and in recurring profit of ¥8,526 million, up 1.1% from the previous fiscal year. Net income came to ¥4,353 million, up 1.3% from the previous fiscal year.

Information Technology Services

The Company provides customers with optimum solutions for the entire information system lifecycle from planning and design to installation and operation, in response to the rapidly changing corporate environment and to customer needs for speeding up and reducing the cost of their business.

In planning, design, and installation operations, we have been deploying **Network Solution** that solves issues related to customer networks, and **Business Solution** that solves issues related to business systems. However, the number of large-scale contracts has decreased, partly influenced by private entities' lower IT investment.

In the area of new products, in November 2002 we began marketing the **WAN Power-Up Solution** to achieve higher business efficiency and lower costs through the utilization of high-speed communications lines based on IP-VPN[3] to provide advanced high-quality and high-capacity communications networks. The **WAN Power-Up Solution** has so far been favorably received. We also began marketing the **Barrier Power-Up Solution** in March 2003 with strengthened security measures against computer viruses and unauthorized access, which is customized to customers' information system environments.

With regard to our **e-Japan business**, a priority area for the Company, our sophisticated infrastructure building capacity and track record were well received in light of efforts in building the Local Government Wide Area Network (LGWAN)[4] and local intranets, and both orders and sales grew substantially. To strengthen our e-Japan business for local governments, we successively introduced "**Ai Hiroba**," a website creation support solution, "**Ai Kokuho**," a support system for collecting national health insurance premiums, and "**Ai Bihin**," an equipment management solution.

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[3] IP-VPN (Internet Protocol–Virtual Private Network): This term refers to virtual private networks that are constructed via wide-area IP communications networks owned by telecommunications carriers for the purpose of inter-company connections. Through the use of IP-VPN, it becomes possible to connect and operate long-distance networks in the same way that LANs are connected. In contrast to the conventional Internet, it provides a closed system that can be used only by communications carriers, thus ensuring the advantages of stable and secure end-to-end communications.

[4] Local Government Wide Area Network (LGWAN): This refers to a network for government agencies that connects together local governments. Its purpose is to provide a means of information sharing among local governments, the national government and the people, through the creation of a communications network that connects together local government organizations' internal networks and enables high-speed distribution of information, and that facilitates smooth communication among local governments and improved use of information through information sharing. The network is scheduled to be connected to all local governments, with staged startup of operations, by fiscal 2003.

Sales of multivendor-ready systems declined for the enterprise segment, but overall sales rose on account of efforts to buttress sales in the government segment of our IT services business.

In our systems operation business, our **Operations Solution**, which offers solutions to reduce customers' burden in system operations, yielded firm results. We also consolidated call centers and monitoring centers, and strengthened systems such as multivendor support. In outsourcing services, information security management systems[5] are becoming more and more critical, and our system was certified in March 2003 as meeting both the requirements specified in BS7799-2 certification set by the British Standards Institution recognized as a reliable international standard for information security and those in the ISMS certification as determined by Japan Information Processing Development Corporation.

As a result of these efforts, order volume totaled ¥173,249 million, up 5.4% from the previous fiscal year, and net sales totaled ¥164,080 million, down 0.6% from the previous fiscal year.

<u>Technical Support Services</u>

The Company considers its most important obligation to be ensuring the stable operation of its customers' computer systems. To fulfill this obligation, we provide 24/7 support of the computer systems to financial institutions, government agencies, telecommunications carriers, and numerous other customers through our nationwide network of service bases.

We have made constant efforts to improve the support structure in order to build deeper relationships of trust with customers through the provision of more rapid, high-quality support.

Through a newly established Crisis Management Center, we strengthened our structure to support the disaster recovery of information systems and our capacity to respond promptly to serious problems when they arise. In response to the trend toward open systems, we gave priority to fortifying software support capabilities and engaged in various efforts to improve the quality of total support services, such as reducing overall system recovery time needed in case of trouble and proactively enhancing activities to reflect customer requirements in business improvement.

Further, to increase customer satisfaction and to strive for greater efficiency of our support services, we strengthened the functions of our Field Support / Strategy / Solution Tool (FST)[6], and provided such devices to CEs (Customer Engineers).

The Company is in the process of transferring maintenance services for systems such as financial institutions' terminals to Fsas Group subsidiaries focused on local markets to

---

5 Information Security Management System: This system helps organizations to decide what security level should be maintained on the basis of their own risk evaluation of information security, formulate a plan, and allocate resources for the proper management of information assets that should be protected. The balance among the three factors of confidentiality, completeness and availability must be maintained and improved. Also, a plan-do-check-act (PDCA) process is important for maintaining and improving security systems through continuous risk analysis and monitoring.

6 Field Support / Strategy / Solution Tool (FST): This term refers to a notebook PC with information terminal functions that allow it to be used as a tool for field support, strategy, and solutions. It contributes to more efficient support activities and faster operation.

better provide prompt and meticulous support to customers. During the period under review, such operations in the Osaka and Hyogo regions were transferred to **Fsas Techno Kansai Inc.**, a subsidiary of the Company, and operations in the Fukuoka, Saga and Saitama regions were transferred to **Fsas Techno Inc.**, also a subsidiary of the Company.

In consequence of the general transition from mainframes to open systems, order volume totaled ¥42,395 million, down 1.4% from the previous fiscal year, and net sales totaled ¥43,498 million, down 2.1% from the previous fiscal year.

(2) Investment in Facilities

To further develop our system operations business, we expanded our Operations Solutions Center in Hamamatsu-cho, Minato-ku, Tokyo, and upgraded our ASP, housing[7], and other outsourcing service-related facilities.

To better nurture and train human resources, we also promoted the introduction of e-Learning related facilities where people can pursue studies that are keyed to their level of understanding, without restrictions to time and place.

In addition, to make our business operations faster and more efficient, we strengthened the functions of our in-house information systems, enhanced our infrastructure, and consolidated our sales offices, which had been dispersed throughout the metropolitan area into one central location in Ginza, Chou-ku, Tokyo.

(3) Fund Raising

The Company has not engaged in significant fund raising activities during this term.

(4) Consolidated Financial Statements

The Company and its subsidiaries ("the Fsas Group") are strengthening their mutual connections and actively working to develop their businesses while meeting customer needs on a more personalized level.

For example, we enhanced help desks and other activities related to our **Operations Solution** in conjunction with **Fsas Creative Inc.** and **Fsas Network Solutions Inc.**, subsidiaries of the Company. This has helped to improve the efficiency of our business as a group.

Totalizator Engineering Limited, a subsidiary of the Company which provides systems support for public sport stadiums, posted an increase in sales in the field of new betting systems.

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[7] ASP (Application Service Provider): This term refers to the provision of operational functions of application software capabilities to customers over a network for business purposes. Since users can access applications only if they have access to the Internet, users of ASP services have the advantage of keeping initial investment down, and allowing the use of various software at a low cost, without having their own servers nor software. This service enables our customers to save costs and labor for installation, management and upgrades, which have been a heavy burden to companies' information system departments, as customers do not have to install individual application software on their own PCs if they utilize this service.

Housing: This term refers to taking charge of and operating a client's server, router, and other system facilities on the client's behalf.

Fujitsu Fsas & Sun Limited, a subsidiary of the Company which provides job opportunities for disabled people, posted firm results for the repair of financial terminals.

As a result of these efforts, the Fsas Group's performance on a consolidated basis for the period under review resulted in order volumes of ¥227,437 million, up 3.7% from the previous fiscal year, in net sales of ¥220,695 million, down 0.4% from the previous fiscal year, in operating income of ¥11,539 million, up 3.8% from the previous fiscal year, in recurring profit of ¥9,895 million, up 3.3% from the previous fiscal year, and in net income came to ¥5,021 million, up 1.4% from the previous fiscal year.

(5) Future issues to be addressed

Under a harsh environment of prolonged economic stagnation and intensified competition, the Company will continue to place first priority on obtaining customer confidence by further developing our customer-oriented business. We will also work to improve our growth potential and profitability by establishing high value-added businesses and allocating resources to high growth areas.

In our Information Technology Services segment, we will provide solutions most appropriate for realizing more efficient business operations and drastic cost reduction across the entire information system life cycle, as follows:

In our **Business Solution**, in which we solve issues related to our customers' business management, we will actively offer IT-based solutions, such as EC, EAI and CRM.[8]

In our **Network Solution**, in which we solve issues related to customer networks, we will actively offer solutions designed to achieve strengthened security, greater speed and larger capacity through broadband networks.

In our **Operations Solution**, in which we solve issues related to the operation of our customers' computer systems, we will aim to reduce the operational overhead for customers through the strengthening of our outsourcing business.

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[8] EC (Electronic Commerce): This term refers to all commercial activity that is conducted over the Internet and other electronic networks. Because it is not restricted to physical products that typify non-electronic commerce and facilitates the sale of products that do not have to be transported or kept in stock, such as music in the form of digital data, EC has made it possible to engage in direct commerce that transcends both international borders and the distinction between individuals and companies. EC that takes place between companies is called B2B (business to business), while EC that takes place between companies and consumers is called B2C (business to consumer).

EAI (Enterprise Application Integration): This term refers to the organic linkage of multiple computer systems used for business within a given company, with the aim of efficiently integrating data and processes. More generally, it also refers to all related support technologies and software.
A typical company will operate many different types of computer systems for such tasks as sales and customer management, inventory, production, purchasing, personnel and general administration, and accounting. By linking these systems so that they can share data, companies can take full advantage of the systems they already have and make more efficient use of their information.

CRM (Customer Relationship Management): This term refers to a method of applying information systems so as to build long-term relationships with customers. It allows companies to create integrated, individualized customer files based on a detailed customer database that includes all transactions, ranging from product sales through maintenance services, inquiries, and complaints. By enabling companies to respond on a more personalized level to customer needs, CRM helps to enhance customer convenience and satisfaction, thereby cultivating permanent relationships and maximizing the rate of return.

With regard to the **e-Japan Strategy**, a national project being pursued by the Japanese government, we will further expand our business for building the Local Government Wide Area Network (LGWAN) and for building local intranets, and we will develop a new solution business for G2C and G2B[9] services.

In Technical Support Services, to fulfill our greatest responsibility to support the stable operation of customer computer systems, we will strengthen the software support and multivendor support capabilities of customer engineers to improve the quality of support and to increase efficiency.

We will continue to provide comprehensive training of our technical staff and marketing personnel, which we believe is crucial in order to reliably implement these policies. In addition, we will strive to raise profitability and will rigorously engage in the strengthening of our management foundation by maximizing efficient use of management resources and low-cost management.

(6) Historical Non-Consolidated Business Results and Financial Condition

(Unit: millions of yen (except EPS))

Classification	FY1999 12th Term	FY2000 13th Term	FY2001 14th Term	FY2002 15th Term
Net Sales	178,227	202,492	209,557	207,579
Operating Income	8,372	9,199	9,895	9,958
Recurring Profit	7,307	7,228	8,432	8,526
Net Income	4,035	3,786	4,295	4,353
Earnings per Share (EPS) (in yen)	141.55 (yen)	65.27 (yen)	74.11 (yen)	75.12 (yen)
Total Assets	90,129	107,187	108,380	112,323
Net Assets	37,555	40,808	44,446	47,865

(Note)

(1) In light of the 2-for-1 stock split effected as of May 19, 2000, the EPS for the 13th Term has been calculated as if the stock split were effected at the beginning of such Term.

(2) The EPS is computed based on the weighted average number of shares outstanding during the term.

(3) From this term, the "EPS" is computed in accordance with Financial Accounting Standard No2. "Accounting Standard for Earnings per Share," and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for Accounting Standard for Earnings per Share."
For comparison, the figures for previous years are indicated after being converted accordingly.

(4) The indication of treasury stock has changed due to the revisions to the "Rules concerning the Balance Sheet, Statement of Income, Business Report and Supporting Schedules of Joint Stock Corporations" from the prior terms.
For comparison, the figures prior to the 13th term are indicated after having been converted accordingly.

---

9 G2C (Government to Citizen): This term refers to electronic processes that take place between government agencies and private citizens, including various applications, public notifications, and information disclosure.

G2B (Government to Business): This term refers to electronic processes that take place between government agencies and companies, including electronic procurement and electronic bidding among public corporations.

2. Company Profile

(1) Major Businesses

Classification of Business	Business	Sales Percentage
Information Technology Services	• Comprehensive services including planning, introduction, installation work, operation and support of network systems. • Solution service for business optimization • Outsourcing service utilizing Web-related technology • Sale of equipment and software for information systems	79.0%
Technical Support Services	Maintenance service for information systems provided to Fujitsu Limited by commissioning	21.0%

(2) Stock Status

(i) Total number of authorized shares: 95,000,000 shares

(ii) Total number of issued shares and capital:

Total number of issued shares: 57,020,000 shares
Capital: 9,401,750,000 yen

(iii) Number of shares constituting one *tangen* unit of shares: 100 shares

(iv) Number of shareholders: 28,729 shareholders (a decrease of 2,816 shareholders from the prior period)

(v) List of Major Shareholders:

Name of Shareholder	Investment in the Company by Shareholders	
	Number of shares	Voting rights ratio (%)
Fujitsu Limited	32,000,000	56.13
The Master Trust Bank of Japan, Ltd.	1,850,800	3.25
Japan Trustee Services Bank, Ltd.	1,745,600	3.06
Trust & Custody Services Bank, Ltd.	1,134,300	1.99
Fsas Employee Stock Ownership Association	919,800	1.61
Mitsui Asset Trust and Banking Company, Limited	849,900	1.49
Nikko Citi Trust and Banking Corporation	619,900	1.09
UFJ Trust and Banking Limited	601,700	1.06
The Norinchukin Trust & Banking Co., Ltd.	508,700	0.89
The Mitsubishi Trust and Banking Corporation	365,300	0.64

(Note) The Company does not hold equity interests in any of the above-mentioned entities.

(3) Acquisition, Disposition and Holding of Treasury Stock

(i) Acquisition:

Acquisition by purchase of shares which are less than one *tangen* unit.

Common Stock: 40 shares Aggregate Acquisition Price: 116 thousand yen

(ii) Holding at the end of this Term:

Common Stock: 208 shares

(Note) During the period under review, there have been no treasury stocks that were disposed of or processed as lapsed.

(4) Employee Status

Number	Compared with previous year	Average age	Average years of employment
4,322	- 33	36.7	16.2

(5) Consolidation Status

(i) Relationship with Parent Company

Name	Capital	Voting rights Ratio	Business
Fujitsu Limited	324,624 million yen	56.30% (0.17%)	Developing, manufacturing and marketing of information processing systems, communications systems and electronic devices, and offering a wide variety of services and solutions based on its products, technology and know-how in these areas.

(Note) The above figures in parentheses show the Company's indirect ownership ratio.

We purchase information-system products from our parent company and keep them in our inventory. In addition to providing maintenance services for information systems and accepting construction commissions, we provide a range of other services related to information systems.

(ii) Status of Subsidiaries

Name	Capital	Voting rights Ratio	Business
Totalizator Engineering Limited	400 million yen	100%	Design, installation work, and technical support services for systems for public sports stadiums.
Fsas Creative Inc.	100 million yen	100%	Providing human resources relating to information technology services, training and education.
Fsas Network Solutions Inc.	100 million yen	100%	Software development.
Fsas Techno Tokai Inc.	50 million yen	100%	Providing installation work and technical support services for information systems.
Fsas Techno Kansai Inc.	50 million yen	100%	Providing installation work and technical support services for information systems.
Fujitsu Fsas & Sun Limited	20 million yen	75%	Repair of information processing equipment.
Fsas Techno Inc.	10 million yen	100% (100%)	Technical support services for systems for public sports stadiums and for information systems.
Telsy Corporation	10 million yen	100% (100%)	Software development for system for public sports stadiums.

(Note) 1. The above figures in parentheses show the Company's indirect ownership ratio.
2. The Company acquired all of Kansai Totalizator, Inc.'s outstanding stock on April 22, 2002, and the company was renamed as Fsas Techno Kansai Inc.

(6) Major Creditors

There are no applicable creditors.

(7) Major Offices

Headquarters	26-1, Minami-Oi 6-chome, Shinagawa-ku, Tokyo
Business Group	16-12, Ginza 7-chome, Chuo-ku, Tokyo
Tokyo Regional Group	16-12, Ginza 7-chome, Chuo-ku, Tokyo
Eastern-Japan Regional Group	2-1-1, Minato-Mirai 2-chome, Nishi-ku, Yokohama City
Central-Japan Regional Group	10-1, Nishiki 1-chome, Naka-ku, Nagoya City
Kansai Regional Group	8-30, Tenmabashi 1-chome, Kita-ku, Osaka City
Western-Japan Regional Group	10-35, Hakataeki-Higashi 2-chome, Hakata-ku, Fukuoka City

Tokyo Regional Group	
Central-Tokyo Branch	Chuo-ku, Tokyo
Western-Tokyo Branch	Shinjuku-ku, Tokyo
Tokyo-Tama Branch	Tachikawa City
Shizuoka Branch	Shizuoka City
Eastern-Japan Regional Group	
Hokkaido Branch	Sapporo City
Tohoku Branch	Sendai City
Kanetsu Branch	Saitama City
Chiba Branch	Chiba City
Kanagawa Branch	Yokohama City
Nagano Branch	Nagano City

Central-Japan Regional Group	
Tokai Branch	Nagoya City
Hokuriku Branch	Toyama City
Kansai Regional Group	
Kyoto Branch	Kyoto City
Kobe Branch	Kobe City
Western-Japan Regional Group	
Chugoku Branch	Hiroshima City
Shikoku Branch	Takamatsu City
Kyushu Branch	Fukuoka City

Fsas Support Center	Minato-ku, Tokyo
Operations Solutions Center	Minato-ku, Tokyo Osaka City
Technical Center	Kawasaki City
Customization Center	Saitama City Kawasaki City Nagoya City Toyonaka City
Training Center	Minato-ku, Tokyo Kawasaki City

In addition to the above mentioned offices, the Company has other offices and service centers at various locations and regions in Japan.

(8) Members of the Board and Corporate Auditors at the end of this Term

Title	Name	Responsibility or Occupation
Chairman and CEO	Akira Kuwahara	
President	Tatsuhiko Ohtaki	
Executive Vice President	Taketoshi Ishii	In charge of Business
Senior Vice President	Yoshiichi Ueno	In charge of Technical Support Service Business, Group President, Support Administration Group.
Senior Vice President	Toshihiro Sunohara	In charge of Administration and Education
Senior Vice President	Yasuo Ohi	Group President, Business Group
Senior Vice President	Tamotsu Hirai	Group President, Marketing Group
Member of the Board	Shohei Matsubara	Group President, Kansai Regional Group
Member of the Board	Kazuo Gejo	Group President, Central-Japan Regional Group
Member of the Board	Tatsuo Urakawa	Group President, Customer Relation Group
Member of the Board	Kenzo Matsumoto	Group President, Eastern-Japan Regional Group
Member of the Board	Tadao Kubodera	Group President, Western-Japan Regional Group
Member of the Board	Kyoichi Kutsuna	Group President, Network Business Group, Group President, e-Japan Promotion Group
Member of the Board	Teruo Raku	Group President, Tokyo Regional Group
Member of the Board	Kazuyuki Nishikawa	In charge of Controller and Accounting and Internal Systems, General Manager, Corporate Planning Office

Title	Name	Responsibility or Occupation
Standing Corporate Auditor	Masashi Shiraki	
Standing Corporate Auditor	Hideki Igarashi	
Corporate Auditor	Kazuhiko Kato	Corporate Vice President , General Manager, Corporate Planning Office, In charge of Controller and Accounting Division, Fujitsu Limited
Corporate Auditor	Yoshihisa Nagano	Group President, Marketing Group, Fujitsu Limited

(Note) The Corporate Auditors, Kazuhiko Kato and Yoshihisa Nagano, are outside corporate auditors in accordance with Article 18(1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations."

Change in Composition of Board Members and Corporate Auditors during the March 2003 Term.

(1) **Assumption**

At the 14th Ordinary General Meeting of Shareholders held on June 27, 2002, each of Taketoshi Ishii, Tadao Kubodera, Kyoichi Kutsuna, Teruo Raku and Kazuyuki Nishikawa was elected to and assumed the position of Member of the Board, and also, each of Masashi Shiraki, Hideki Igarashi and Yoshihisa Nagano was elected to and assumed the position of Corporate Auditor.

(2) **Resignation**

On June 27, 2002, Members of the Board, Toru Sawada, Takashi Kobayashi, Masashi Shiraki, Kozo Utsumi and Hideki Igarashi, Standing Corporate Auditors, Takashi Kinpara and Takamoto Ibe, and Corporate Auditors, Hiroaki Kurokawa, resigned from their respective offices.

The above report is based on the following assumptions:

(1) Fractions of monetary units (i.e., millions of yen, thousands of yen) are rounded down.

(2) Unless otherwise specially noted herein, the Company profile states the condition of the Company as of March 31, 2003.

(Translation for reference only)

Non-Consolidated Balance Sheet

(As of March 31, 2003)

(Units: millions of yen)

ASSETS		LIABILITIES	
Current assets:	98,631	**Current liabilities:**	58,456
Cash	2,149	Accounts payable - trade	47,214
Time deposits	25,076	Accounts payable - other	1,698
Notes receivable	1,177	Accrued expenses	4,748
Accounts receivable	58,888	Accrued income tax	1,881
Materials	43	Accrued consumption tax	903
Work in progress	8,063	Deferred revenue	954
Maintenance parts	311	Deposit received	1,055
Supplies	30	**Long-term liabilities:**	6,000
Pre-paid expenses	329	Retirement and severance benefits	5,580
Non-trade receivables	1,147	Reserve for directors' retirement benefits	174
Deferred tax assets	1,412	Long-term deposit received	245
Other current assets	50		
Allowance for doubtful accounts	(47)		
Long-term assets:	13,691		
Tangible fixed assets	3,130	Total liabilities	64,457
Buildings and structures	843	**SHAREHOLDERS' EQUITY**	
Machinery and equipment	2	**Capital**	9,401
Tools and fixtures	910	**Additional paid-in capital**	11,344
Land	1,359	Capital reserve	11,344
Construction in progress	15		
Intangible assets	2,829	**Retained earnings**	27,115
Software	2,587	Profit reserve	500
Other intangible assets	242	Voluntary reserves	21,520
Investments etc.	7,731	Provision for special depreciation	31
Investment securities	523	General reserve	21,489
Stock of subsidiaries	839	Unappropriated retained earnings	5,095
Loans to employees	50	<Net income>	<4,353>
Lease deposits	3,748	**Unrealized gain on investment securities, etc.**	3
Bankruptcy/reorganization credits	204		
Deferred tax assets	1,953	**Treasury stock**	(0)
Other assets	712		
Allowance for doubtful accounts	(300)		
		Total shareholders' equity	47,865
Total assets	112,323	Total liabilities and shareholders' equity	112,323

Note.

1. Receivables from and payables to subsidiaries:

Short-term receivables	167 million yen	Long-term receivables	5 million yen
Short-term payables	1,556 million yen	Long-term payables	17 million yen

2. Receivables from and payables to parent company:

Short-term receivables	22,879 million yen	Long-term receivables	156 million yen
Short-term payables	23,132 million yen	Long-term payables	62 million yen

3. Accumulated depreciation of tangible fixed assets: 2,286 million yen

4. In addition to the long-term assets calculated on the balance sheet, computers, peripherals therefor and other office machinery are being used under lease agreements.

5. Earnings per share: 75.12 yen
   (Earnings per share is computed based on the weighted average number of shares outstanding during the term.)

6. Net assets increased upon market price evaluation: 3 million yen

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Additional Note:

Fractions of monetary units are rounded down.

Non-Consolidated Statement of Income

From April 1, 2002 to March 31, 2003

(Units: millions of yen)

Ordinary revenues and expenses		
Revenues and expenses		
Net sales		207,579
Cost of sales	164,582	
Sales and general administration expenses	33,038	197,621
Operating income		9,958
Non-operating income and expenses:		
Non-operating income		261
Interest and dividend income	199	
Miscellaneous income	61	
Non-operating expenses		1,693
Amortization of unrecognized reserve for employees' retirement benefits	1,588	
Miscellaneous expenses	104	
Recurring profit		8,526
Extraordinary gains and losses		
Extraordinary losses		667
Devaluation loss on investment securities	139	
Restructuring costs	528	
Pre-tax profit		7,859
Corporation tax, inhabitant tax and enterprise tax		3,349
Adjustment amount of corporation tax etc.		156
Net income		4,353
Profits carried over		1,026
Mid-year dividend		285
Unappropriated retained earnings		5,095

Note:

1. Trade with subsidiaries:

Operating transactions:		
	Net sales	85 million yen
	Purchases	5,437 million yen
	Manpower supply and others	2,537 million yen
Non-operating transactions:		
	Interest and dividend income	171 million yen
	Asset purchases	202 million yen

2. Trade with parent company:

Operating transactions:		
	Net sales	72,956 million yen
	Purchases	59,982 million yen
Non-operating transactions:		
	Asset purchases	350 million yen

Additional Note:

Fractions of monetary units are rounded down.

Significant Accounting Policies

1. *Valuation bases and methods of Investment Securities*

(1) Stock of subsidiaries and affiliated companies: Prime cost determined by moving average method.

(2) Other securities:

i. Securities with market value: Market method based on market value etc. on the settlement date (unrealized valuation differentials are processed by the direct capitalization method and cost for sales is calculated by the moving average method).

ii. Securities without market value: Prime cost determined by the moving average method.

2. *Valuation bases and methods of Inventory*

i. Materials and maintenance parts: Prime cost determined by the moving average method.

ii. Work in progress: Prime cost determined by the specific identification method.

3. *Depreciation and amortization on long-lived assets*

i. Tangible fixed assets: Declining balance method.

ii. Intangible assets:

a. Software for market sale: Depreciation method based on expected quantity of sales over expected useful life (3 years).

b. Software for internal use: Straight-line method based on expected useful life (five years).

c. Other intangible assets: Straight-line method.

4. *Standards for Reserves*

(1) Allowance for doubtful accounts: In order to provide for losses derived from current bad debts at the end of the term, with respect to general credit, probable uncollectible debt is appropriated, based on a ratio to be transferred derived from actual bad debt occurrence percentage while giving due consideration for each specific credit such as possible bad debt credit.

(2) Reserve for employees' retirement benefits: In order to provide for employees' retirement and severance benefits, the amount generated at the end of the term is appropriated based on the estimated amount of the projected benefit obligation and the plan assets at the end of the term.

- The difference resulting from changes in accounting policy will be amortized over a ten year period.
- Obligations associated with prior services will be amortized over a ten year period using the straight line method.
- The actuarial difference will be amortized using the straight line method (over the average remaining service period of employees) commencing from the next term.

(3) Reserve for directors' retirement benefits

In order to provide for retirement of Members of the Board and Corporate Auditors, the liability regarding retirement and severance benefits to them is recognized at the amounts determined by the internal corporate policy which would be required to be paid if all Members of the Board and Corporate Auditors terminated their services at the balance sheet date. This is a reserve as provided in Section 2, Article 287 of the Commercial Code.

5. *Accounting treatment of leases:*

Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rental expenses are charged to income as incurred.

6. *Other significant matters:*

(1) Accounting Treatment of Consumption Tax: Calculated on a tax-excluded basis:

(2) Accounting Standard for Earnings Per Share: From this term, earnings per share is computed in accordance with Financial Accounting Standard No2. "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for Accounting Standard for Earnings Per Share."

Non-Consolidated Proposal for Appropriation of Retained Earnings

(Units: yen)

Description	Amount
Unappropriated retained earnings	5,095,167,918
Liquidation of special depreciation reserve	5,291,222
Total	5,100,459,140
To be appropriated as follows:	
Dividends (5 yen per share)	285,098,960
Bonuses to board members (including bonuses to corporate auditors, indicated in parentheses)	70,000,000 (10,000,000)
General reserve	3,700,000,000
Earnings to be carried forward	1,045,360,180

Note: An interim dividend of 285,098,960 yen (5 yen per share) was paid on December 2, 2002.

(Translation for reference only)

Independent Auditors' Report (copy)

Report of Independent Auditors

May 16, 2003

The Board of Directors
Fujitsu Support and Service Inc.

Shin Nihon & Co.

Yoji Suzuki (seal)
Representative and Engagement Partner
Certified Public Accountant

Noriyuki Tsunoda (seal)
Engagement Partner
Certified Public Accountant

Hideaki Karaki (seal)
Engagement Partner
Certified Public Accountant

In accordance with Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations", we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary financial schedules of Fujitsu Support and Service Inc. applicable to the 15th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters which we have audited in the business report and the supplementary financial schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary financial schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary financial schedules based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary financial schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary financial schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary financial schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

i. the non-consolidated balance sheet and the non-consolidated statement of income present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

ii. the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

iii. the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

iv. there is nothing to point out as to the accounting matters stated in the supplementary financial schedules in accordance with the provisions of the Commercial Code of Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law of Japan.

Note : The Report of Independent Certified Public Accountants and the Report of the Board of Corporate Auditors included herein are English translations of the reports originally prepared in Japanese, and the audits and reports by the Independent Certified Public Accountants and Board of Corporate Auditors have been made with respect to financial statements and books and records of the Company prepared in Japanese.

(Translation for reference only)

Audit Report by the Board of Corporate Auditors (copy)

Report of the Board of Corporate Auditors

The Board of Corporate Auditors have prepared, through mutual consultations, this Auditors' Report after hearing from each Corporate Auditor of the Company about the performance of Members of the Board of their duties during the 15th fiscal year from April 1, 2002 to March 31, 2003. The following is our report:

1. Outline of Auditing Method Adopted by Corporate Auditors

Pursuant to the auditing procedures and shared responsibilities, etc. regulated by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports on business from Members of the Board, reviewed important settlement documents, examined business and property status at the Company's headquarters and major business offices, received reports and explanations from the independent auditors, Shin Nihon & Co., and examined financial statements and the supplementary financial schedules. Each Corporate Auditor asked for reports on business from subsidiaries of the Company, and examined business and property status at important subsidiaries' offices if necessary.

With respect to competitive transactions of Members of the Board, any transactions with conflict of interest between Members of the Board and the Company, any offering of profit made by the Company free of charge, unusual transactions between the Company and its subsidiaries or between shareholders and the Company, each Corporate Auditor followed the above auditing method, asked Members of the Board for reports thereon and examined circumstances of the said transaction in detail if necessary.

2. Auditing Results

i. In our opinion, the auditing method adopted by and the results reported by Shin Nihon & Co., independent auditors, are appropriate.

ii. In our opinion, the business report shows the Company's status correctly in accordance with the related regulations and the Company's Articles of Incorporation.

iii. In our opinion, there is nothing in the proposal for appropriation of retained earnings that we should point out here as inappropriate, giving due consideration to the Company's assets and other circumstances.

iv. In our opinion, the supplementary financial schedules correctly show matters which should be described and there is nothing that we should point out here as inappropriate.

v. In our opinion, there is no material fact which constitutes an unlawful act or violates an ordinance or the Company's Articles of Incorporation in relation to performance of duty by Members of the Board, including their performance of duties related to subsidiaries of the Company.

No violation of obligation by Members of the Board in relation to competitive transactions of Members of the Board, any transactions with conflict of interest between Members of the Board and the Company, any offering of profit made by the Company free of charge, unusual transactions between the Company and its subsidiaries or between the Company and shareholders, as well as acquisitions and disposals of treasury stock were found.

May 22, 2003

The Board of Corporate Auditors
Fujitsu Support and Service Inc.
Masashi Shiraki (seal), Standing Corporate Auditor
Hideki Igarashi (seal), Standing Corporate Auditor
Kazuhiko Kato (seal), Corporate Auditor
Yoshihisa Nagano (seal), Corporate Auditor

(Note)
The Corporate Auditors, Kazuhiko Kato and Yoshihisa Nagano, are outside corporate auditors in accordance with Article 18 (1) of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations."

End of Report